NEWS

Sequans Announces CFO Transition

PARIS - June 2, 2026 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading provider of 5G/4G cellular IoT semiconductor solutions, today announced that Deborah Choate, Chief Financial Officer, will retire from the Company effective June 30, 2026, following a distinguished tenure of 19 years. The Company also announced that Norman Brodt, currently Vice President, Finance, will succeed Ms. Choate as Chief Financial Officer effective upon her retirement.

“On behalf of the Board and the entire management team, I would like to thank Deborah for her leadership and significant contributions to Sequans,” said Georges Karam, Chief Executive Officer. “During her tenure, she has played a critical role in strengthening our financial position and leading strategic initiatives. We wish her all the best in her retirement.”

Ms. Choate added, “It has been a privilege to serve as CFO of Sequans. I am proud of what we have accomplished and confident in the Company’s future. I look forward to supporting a smooth transition.”

“Norman is an accomplished finance leader with a deep understanding of our business and operations,” added Dr. Karam. “In his current role as VP Finance, he has been instrumental in financial planning, capital allocation and operational improvements. I am confident that he will provide strong financial leadership as we continue to execute our strategy.”

Mr. Brodt said, “I am honored to take on the role of CFO at Sequans and build on the strong foundation established by Deborah. I look forward to working with the team to drive continued growth and value for our shareholders.”

Norman Brodt has served as Vice President, Finance since January 2025. In this role, he has been responsible for financial planning & analysis, process improvement and financial reporting. Prior to joining Sequans, he held multiple leadership roles at Alcatel Lucent/Nokia, including CFO of Alcatel-Lucent Shanghai Bell and CFO/COO of Alcatel Radio Frequency Systems. He holds a Master’s degree in Business Administration from the University of Bayreuth, Germany.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT). Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications – including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes. Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap and eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. The company also provides advanced design services and technology licensing.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com